November 2014 Pricing Sheet dated November 14, 2014 relating to Preliminary Terms No. 1,711 dated November 4, 2014 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
PLUS due May 19, 2015
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil Futures Contracts
Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities
PRICING TERMS – NOVEMBER 14, 2014
Issuer:	Morgan Stanley
Aggregate principal amount:	$1,643,000
Stated principal amount:	$1,000 per PLUS
Issue price:	$1,000 per PLUS (see “Commissions and issue price” below)
Pricing date:	November 14, 2014
Original issue date:	November 19, 2014 (3 business days after the pricing date)
Maturity date:	May 19, 2015
Underlying commodity:	West Texas Intermediate light sweet crude oil futures contracts (“WTI crude oil”)
Payment at maturity:
If the final commodity price is greater than the initial commodity price, meaning the underlying commodity has appreciated in value:
$1,000 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final commodity price is less than or equal to the initial commodity price, meaning the underlying commodity has declined in value or not appreciated in value:
$1,000 x commodity performance factor
Under these circumstances, the payment at maturity will be less than or equal to the stated principal amount of $1,000 and could be zero. There is no minimum payment at maturity on the PLUS.  Accordingly, you could lose your entire initial investment in the PLUS.

Maximum payment at maturity:	$1,105 per PLUS (110.50% of the stated principal amount)
Leveraged upside payment:	$1,000 x commodity percent increase x leverage factor
Leverage factor:	150%
Commodity percent increase:	(final commodity price – initial commodity price) / initial commodity price
Commodity performance factor:	final commodity price / initial commodity price
Initial commodity price:	$75.82, which is the commodity price on the pricing date
Final commodity price:	The commodity price on the valuation date, subject to adjustment for non-trading days and certain market disruption events.
Valuation date:	May 14, 2015, subject to postponement for non-trading days and certain market disruption events
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$970.20 per PLUS. See “Investment Summary” in the accompanying preliminary terms.
Terms continued on the following page
Commissions and issue price:	Price to public(1)	Agent’s commissions and fees	Proceeds to issuer(4)
Per PLUS	$1,000	$12.50(2)
		$5.00(3)	$982.50
Total	$1,643,000	$28,752.50	$1,614,247.50
(1)
The actual price to public and agent’s commissions and fees for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor.  The lowest price payable by an investor is $993.75 per PLUS.  Please see “Syndicate Information” in the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $12.50 for each PLUS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest”  in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for PLUS.

(3)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $5.00 for each PLUS.
(4)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 1,711 dated November 4, 2014
Prospectus Supplement for PLUS dated August 17, 2012	Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

PLUS due May 19, 2015
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil Futures Contracts
Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities

Terms continued from previous page:
Commodity price:
For any trading day, the official settlement price per barrel of WTI crude oil on the relevant exchange of the first nearby month futures contract, stated in U.S. dollars, as made public by the relevant exchange on such date, provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the relevant exchange), then the second nearby month futures contract on such date.

Relevant exchange:	The NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc. (the “NYMEX Division”)
CUSIP / ISIN:	61762GCK8 / US61762GCK85
Listing:	The PLUS will not be listed on any securities exchange.

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